82-3361

04030383

RECEIVED

2004 MAY 25 A 8:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pernod Ricard

Pernod Ricard: 2004 guidance

SUPPL

Paris, 17 May 2004 - At the Combined General Meeting today, Patrick RICARD will inform shareholders of the Group's anticipated operating profit in 2004 :

"We have had a good start to the year, and if the favourable environment continues, we expect organic growth of operating profit for the year to be at least 7%, excluding any currency effects. This result will be achieved while maintaining a high level of advertising and promotional spending on our brands".

Present currency rates compared to the Euro would have a negative impact on operating profit, of which about 50% would come from the US dollar. As a guideline, a 1% decrease on the annualised average of the US dollar has a negative impact of about 3 million Euros.

PROCESSED

MAY 25 2004

THOMSON FINANCIAL

For more information, please contact:

Francisco de la VEGA/ Communication VP	Tel.: (33 1) 41 00 40 96
Patrick de BORREDON/ Investor Relations VP	Tel.: (33 1) 41 00 41 71
Florence TARON/ Press Relations Manager	Tel.: (33 1) 41 00 40 88
Barbara M. Burns/BB&A/New York	Tel: (212) 486 1140

or visit our web site at www.pernod-ricard.com

Pernod Ricard

Combined General Meeting

- **Dividend up 8.9% to € 1.96**
- **Change of year end**
- **Appointment of Richard Burrows and Pierre Pringuet as Directors**

Paris, 17 May 2004 – The Combined General Meeting of Pernod Ricard, held today in Paris, approved the 2003 financial statements and decided on a dividend distribution of € 1.96 per share, an increase of 8.9%. An interim dividend of € 0.90 was paid on 14 January last, the balance of € 1.06 will be payable from 25 May.

On the proposal of the Board of Directors, the shareholders approved the change in the year end, which in future will run from 1 July to 30 June. The current year in progress will therefore be extended by 6 months to a period of 18 months from 1 January 2004 to 30 June 2005.

Also, Patrick Ricard was reappointed as a member of the Board of Directors for a period of four years. Richard Burrows and Pierre Pringuet, both Director General of Pernod Ricard, were appointed as a member of the Board of Directors. They succeed Thierry Jacquillat whose term of office has expired and Jean-Jacques Laffont who died recently.

Pernod Ricard will publish its sales for the 2nd quarter on Thursday 29 July 2004

Contacts

Francisco de la Vega / VP Communication	Tel: (33 1) 41 00 40 96
Patrick de Borredon / VP Investor Relations	Tel: (33 1) 41 00 41 71
Florence Taron / Press Relations Manager	Tel: (33 1) 41 00 40 88
Barbara M. Burns / New York	Tel: (212) 486 1140

For further information on Pernod Ricard, please visit our web site: ***www.pernod-ricard.com***